Exhibit 99.1

Ardagh Metal Packaging S.A. – Fourth Quarter and Full Year 2023 Results

Ardagh Metal Packaging S.A. (NYSE: AMBP) today announced results for the fourth quarter and year ended December 31, 2023.

	December 31, 2023	December 31, 2022	Change	Constant Currency

Fourth Quarter	($'m except per share data)
Revenue	1,132	1,076	5%	2%
(Loss)/profit for the period	(56)	12
Adjusted EBITDA (1)	148	159	(7%)	(9%)
(Loss)/earnings per share	(0.10)	0.02
Adjusted earnings per share (1)	0.01	0.05
Dividend per ordinary share	0.10	0.10

Full Year
Revenue	4,812	4,689	3%	2%
(Loss)/profit for the year	(50)	237
Adjusted EBITDA (2)	600	625	(4%)	(4%)
(Loss)/earnings per share	(0.12)	0.38
Dividend per ordinary share	0.40	0.40

Oliver Graham, CEO of Ardagh Metal Packaging (AMP), said:

“2023 represented a year of transition for our business, as the team navigated a challenging macro demand environment and took decisive actions on our footprint and inventories to position the business for earnings growth in 2024 and beyond.  Despite this market context - in particular softer European demand - we achieved record global revenues and shipment volumes, growing by 5%, driven by strong growth in the Americas. Our team’s efforts on working capital management drove a near trebling of cash generated from operating activities, resulting in AMP ending the year in a robust liquidity position.

Our fourth quarter performance was negatively impacted versus our expectations by weaker than forecast sales volumes and orders in Europe that went beyond consumption trends, primarily reflecting customer destocking actions. This was partly offset by a stronger than expected performance in Americas.

Our confidence in a stronger performance in 2024 reflects our expectations for improved cost absorption due to our contracted pipeline of volume growth in the Americas and our footprint actions. Consumer sentiment and spending remains soft, notably in Europe, but inflationary pressures are moderating and the beverage can continues to win share as the package of choice, backed by customer innovation and its sustainability advantages. With our well-invested global network and a strong diverse mix of customer relationships we remain well placed to benefit from a normalisation in demand, which should drive further earnings growth over the medium-term.”

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●	Global beverage can shipments grew by 5% for the full year versus the prior year, which was driven by growth of 11% in the Americas with stronger second half momentum. European volumes declined by 2%, reflecting weakness in the second half.

●	Global beverage can shipments grew by 2% in the quarter versus the prior year quarter, which was driven by growth of 14% in the Americas reflecting continued strong growth in North America and a further recovery in Brazil, which also lapped a weak prior year comparable. European shipments declined by 10%, below expectations, reflecting a sharp contraction towards the end of the quarter as customers destocked into year-end and closed production facilities earlier than usual for the holiday period.

●	Americas Adjusted EBITDA for the quarter increased by 3% to $117 million as the contribution from higher volumes was partly offset by higher operating costs.

●	In Europe, Adjusted EBITDA for the quarter decreased by 31% to $31 million due to lower volume/mix and increased fixed costs, as finished goods inventory was right-sized – earlier than expected in response to customer demand – resulting in higher fixed cost under-absorption from reduced production activity and a lower period end contract asset balance. The impact offset stronger input cost recovery versus the prior year and currency effects.

●	Remain committed to balancing AMP’s network capacity with demand, through a mix of curtailment and longer-term action as appropriate. Remaining steel lines in Weissenthurm, Germany were closed at the end of the year. The closure of the Whitehouse, Ohio facility in February 2024 and expected growth will improve utilization in North America to a more balanced position.

●	Total liquidity of $812 million, including cash of $443 million, at December 31, 2023 was boosted by a further working capital improvement versus expectations. Record cash inflow for the year from operating activities includes a $270 million working capital inflow more than offsetting a prior year $202 million outflow, predominantly from destocking. Working capital in 2024 is expected to see a further inflow.

●	Growth capex of $266 million in 2023 was 10% lower than guidance and declined by 45% on the prior year. Growth capex of approximately $100 million is expected in 2024, with a further reduction anticipated in 2025. Near term investment comprises the tail-end of the growth investment program, and flexibility enhancements to optimize the network.

●	Net leverage reduced by 0.2x during the quarter through strong cash conversion. Modest deleveraging anticipated in 2024 through Adjusted EBITDA growth and lease principal repayments, with a more meaningful reduction thereafter.

●	Regular quarterly ordinary dividend of 10c announced. No change to capital allocation priorities.

●	During the quarter, the publication of the 2023 sustainability report highlighted progress on sustainability initiatives and the announced supply agreement with Novelis in North America for supply from its greenfield development will further contribute towards AMP’s metal decarbonisation strategy. Ardagh Metal Packaging alongside other industry stakeholders also participated in a call for action at COP28.

2024 outlook:

●	Shipment growth approaching a mid-single digit % and full year 2024 Adjusted EBITDA in the range of $630-660 million. Growth supported by shipments growth with improved fixed cost absorption accelerated by the completion of finished goods destocking and footprint rationalization.

●	First quarter Adjusted EBITDA in line with the prior year quarter (Q1 2023: $130 million reported; $129 million at constant currency), with growth expected in the Americas but with Europe lower, as volume recovery is weighted towards the second half.

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Financial Performance Review

Bridge of 2022 to 2023 Revenue and Adjusted EBITDA

Three months ended December 31, 2023

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2022	438	638	1,076
Organic	(46)	67	21
FX translation	35	—	35
Revenue 2023	427	705	1,132

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2022	45	114	159
Organic	(17)	3	(14)
FX translation	3	—	3
Adjusted EBITDA 2023	31	117	148

2023 Adjusted EBITDA margin %	7.3%	16.6%	13.1%
2022 Adjusted EBITDA margin %	10.3%	17.9%	14.8%

Year ended December 31, 2023

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2022	1,963	2,726	4,689
Organic	22	57	79
FX translation	45	(1)	44
Revenue 2023	2,030	2,782	4,812

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2022	200	425	625
Organic	8	(36)	(28)
FX translation	3	—	3
Adjusted EBITDA 2023	211	389	600

2023 Adjusted EBITDA margin %	10.4%	14.0%	12.5%
2022 Adjusted EBITDA margin %	10.2%	15.6%	13.3%

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Group Performance

Fourth Quarter

Group

Revenue increased by $56 million, or 5%, to $1,132 million in the three months ended December 31, 2023, compared with $1,076 million in the three months ended December 31, 2022. On a constant currency basis, revenue increased by 2%, principally reflecting favorable volume/mix effects and higher input cost recovery, partly offset by the pass through to customers of lower input costs.

Adjusted EBITDA decreased by $11 million, or 7%, to $148 million in the three months ended December 31, 2023, compared with $159 million in the three months ended December 31, 2022. On a constant currency basis, Adjusted EBITDA decreased by 9%, principally due to unfavorable volume/mix effects and higher operating costs, partly offset by higher input cost recovery.

Americas

Revenue increased by $67 million, or 11%, on both a reported and constant currency basis, to $705 million in the three months ended December 31, 2023, compared with $638 million in the three months ended December 31, 2022. The increase in revenue principally reflected favorable volume/mix effects, partly offset by the pass through to customers of lower input costs.

Adjusted EBITDA increased by $3 million, or 3%, on both a reported and constant currency basis, to $117 million in the three months ended December 31, 2023, compared with $114 million in the three months ended December 31, 2022. The increase was primarily driven by favorable volume/mix effects, partly offset by higher operating costs.

Europe

Revenue decreased by $11 million, or 3%, to $427 million in the three months ended December 31, 2023, compared with $438 million in the three months ended December 31, 2022. On a constant currency basis, revenue decreased by 10%, principally due to unfavorable volume/mix effects, partly offset by higher input cost recovery.

Adjusted EBITDA decreased by $14 million, or 31%, to $31 million in the three months ended December 31, 2023, compared with $45 million in the three months ended December 31, 2022. On a constant currency basis, Adjusted EBITDA decreased by 35%, principally due to unfavorable volume/mix effects and higher operating costs, partly offset by higher input cost recovery.

Full Year

Group

Revenue increased by $123 million, or 3%, to $4,812 million in the year ended December 31, 2023, compared with $4,689 million in the year ended December 31, 2022. On a constant currency basis, revenue increased by 2%, principally reflecting favorable volume/mix effects and higher input cost recovery, partly offset by the pass through to customers of lower input costs.

Adjusted EBITDA decreased by $25 million, or 4%, to $600 million in the year ended December 31, 2023, compared with $625 million in the year ended December 31, 2022. On a constant currency basis, Adjusted EBITDA decreased by 4%, principally due to unfavorable volume/mix effects and higher operating costs, partly offset by higher input cost recovery.

Americas

Revenue increased by $56 million, or 2%, on both a reported and constant currency basis, to $2,782 million in the year ended December 31, 2023, compared with $2,726 million in the year ended December 31, 2022. The increase in revenue principally reflected favorable volume/mix effects, partly offset by the pass through to customers of lower input costs.

Adjusted EBITDA decreased by $36 million, or 8%, on both a reported and constant currency basis, to $389 million in the year ended December 31, 2023, compared with $425 million in the year ended December 31, 2022. The decrease was primarily driven by higher operating costs and lower input cost recovery, partly offset by favorable volume/mix effects.

Europe

Revenue increased by $67 million, or 3%, to $2,030 million in the year ended December 31, 2023, compared with $1,963 million in the year ended December 31, 2022. On a constant currency basis, revenue increased by 1%, principally due to higher input cost recovery, partly offset by unfavorable volume/mix effects.

Adjusted EBITDA increased by $11 million, or 6%, to $211 million in the year ended December 31, 2023, compared with $200 million in the year ended December 31, 2022. On a constant currency basis, Adjusted EBITDA increased by 4%, principally due to higher input cost recovery, partly offset by unfavorable volume/mix effects and higher operating costs.

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Earnings Webcast and Conference Call Details

Ardagh Metal Packaging S.A. (NYSE: AMBP) will hold its fourth quarter 2023 earnings webcast and conference call for investors at 9.00 a.m. EST (2.00 p.m. GMT) on Thursday February 22, 2024. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.webcasts.com/starthere.jsp?ei=1650882&tp_key=21f949e6c6

Conference call dial in:

United States/Canada: +1 800 239 9838
International: +44 330 165 4027
Participant pin code: 3305016

An investor earnings presentation to accompany this release is available at https://www.ardaghmetalpackaging.com/investors

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of infinitely recyclable, sustainable, metal beverage cans and ends to brand owners. A subsidiary of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 23 production facilities in Europe and the Americas, has approximately 6,300 employees and recorded revenues of $4.8 billion in 2023.

For more information, visit https://www.ardaghmetalpackaging.com/investors

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts and are inherently subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this release. Certain factors that could cause actual events to differ materially from those discussed in any forward-looking statements include the risk factors described in Ardagh Metal Packaging S.A.’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by Ardagh Metal Packaging S.A. with the SEC. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking information presented herein is made only as of the date of this release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise. This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is Stephen Lyons, Investor Relations Director.

Non-IFRS Financial Measures

This release may contain certain financial measures such as Adjusted EBITDA, Adjusted operating cash flow, Adjusted free cash flow, net debt and ratios relating thereto that are not calculated in accordance with IFRS. Non-IFRS financial measures may be considered in addition to IFRS financial information, but should not be used as substitutes for the corresponding IFRS measures. The non-IFRS financial measures used by Ardagh Metal Packaging S.A. may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: stephen.lyons@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +353 1 498 0300 / +353 87 2269345
Email: pwalsh@murraygroup.ie

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Unaudited Consolidated Condensed Income Statement for the three months ended December 31, 2023 and 2022

	Three months ended December 31, 2023			Three months ended December 31, 2022
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,132	—	1,132	1,076	—	1,076
Cost of sales	(999)	(40)	(1,039)	(940)	(20)	(960)
Gross profit	133	(40)	93	136	(20)	116
Sales, general and administration expenses	(66)	—	(66)	(42)	(6)	(48)
Intangible amortization	(36)	—	(36)	(33)	—	(33)
Operating (loss)/profit	31	(40)	(9)	61	(26)	35
Net finance expense	(57)	—	(57)	(46)	22	(24)
(Loss)/profit before tax	(26)	(40)	(66)	15	(4)	11
Income tax credit	8	2	10	(4)	5	1
(Loss)/profit for the period	(18)	(38)	(56)	11	1	12

(Loss)/earnings per share:
Basic and diluted (loss)/earnings per share			(0.10)			0.02

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Unaudited Consolidated Condensed Income Statement for the year ended December 31, 2023 and 2022

	Year ended December 31, 2023			Year ended December 31, 2022
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	4,812	—	4,812	4,689	—	4,689
Cost of sales	(4,246)	(92)	(4,338)	(4,096)	(67)	(4,163)
Gross profit	566	(92)	474	593	(67)	526
Sales, general and administration expenses	(241)	(14)	(255)	(189)	(23)	(212)
Intangible amortization	(143)	—	(143)	(138)	—	(138)
Operating profit	182	(106)	76	266	(90)	176
Net finance (expense)/income	(205)	58	(147)	(138)	218	80
(Loss)/profit before tax	(23)	(48)	(71)	128	128	256
Income tax credit/(charge)	7	14	21	(36)	17	(19)
(Loss)/profit for the year	(16)	(34)	(50)	92	145	237

(Loss)/earnings per share:
Basic and diluted (loss)/earnings per share			(0.12)			0.38

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Unaudited Consolidated Condensed Statement of Financial Position

	At December 31, 2023	At December 31, 2022
	$'m	$'m
Non-current assets
Intangible assets	1,382	1,473
Property, plant and equipment	2,628	2,390
Other non-current assets	154	94
	4,164	3,957
Current assets
Inventories	469	567
Trade and other receivables	322	509
Contract assets	259	239
Derivative financial instruments	12	38
Cash, cash equivalents and restricted cash	443	555
	1,505	1,908
TOTAL ASSETS	5,669	5,865

TOTAL EQUITY	106	455

Non-current liabilities
Borrowings including lease obligations	3,640	3,524
Other non-current liabilities*	401	422
	4,041	3,946
Current liabilities
Borrowings including lease obligations	94	68
Payables and other current liabilities	1,428	1,396
	1,522	1,464
TOTAL LIABILITIES	5,563	5,410
TOTAL EQUITY and LIABILITIES	5,669	5,865

* Other non-current liabilities include liabilities for earnout shares of $23 million at December 31, 2023 (December 2022: $76 million) and warrants of $2 million at December 31, 2023 (December 2022: $7 million).

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Unaudited Consolidated Condensed Statement of Cash Flows

	Three months ended,		Year ended,
	December 31,		December 31,
	2023	2022	2023	2022
	$'m	$'m	$'m	$'m
Cash flows from operating activities
Cash generated from operations (2)	525	382	814	322
Net interest paid	(78)	(68)	(174)	(123)
Settlement of foreign currency derivative financial instruments	(1)	(25)	(10)	41
Income tax received/(paid)	(8)	(6)	(14)	(35)
Cash flows from operating activities	438	283	616	205

Cash flows used in investing activities
Capital expenditure	(74)	(182)	(378)	(595)
Cash flows used in investing activities	(74)	(182)	(378)	(595)

Cash flows (used in)/received from financing activities
Changes in borrowings	3	7	(4)	599
Lease payments	(23)	(19)	(78)	(59)
Dividends paid	(66)	(130)	(263)	(251)
Deferred debt issue costs paid	(1)	(1)	(3)	(11)
Proceeds from share issuance, net of costs	—	(1)	—	257
Treasury shares purchased	—	—	—	(35)
Other financing activities	—	—	—	(1)
Cash flows (used in)/received from financing activities	(87)	(144)	(348)	499

Net increase/(decrease) in cash, cash equivalents and restricted cash	277	(43)	(110)	109

Cash, cash equivalents and restricted cash at beginning of period	154	583	555	463
Foreign exchange gains/(losses) on cash, cash equivalents and restricted cash	12	15	(2)	(17)
Cash, cash equivalents and restricted cash at end of period	443	555	443	555

Financial assets and liabilities

At December 31, 2023, the Group’s net debt and available liquidity was as follows:

	Drawn amount	Available liquidity
	$'m	$'m
Senior Secured Green and Senior Green Notes	3,300	—
Global Asset Based Loan Facility	—	369
Lease obligations	408	—
Other borrowings	54	—
Total borrowings / undrawn facilities	3,762	369
Deferred debt issue costs	(28)	—
Net borrowings / undrawn facilities	3,734	369
Cash, cash equivalents and restricted cash	(443)	443
Derivative financial instruments used to hedge foreign currency and interest rate risk	21	—
Net debt / available liquidity	3,312	812

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Reconciliation of (loss)/profit for the period to Adjusted profit

	Three months ended December 31,
	2023	2022
	$'m	$'m
(Loss)/profit for the period	(56)	12
Less: Dividend on preferred shares	(6)	(5)
(Loss)/profit for the period used in calculating earnings per share	(62)	7
Exceptional items, net of tax	38	(1)
Intangible amortization, net of tax	29	25
Adjusted profit for the period	5	31

Weighted average number of ordinary shares	597.6	597.6

(Loss)/earnings per share	(0.10)	0.02

Adjusted earnings per share	0.01	0.05

Reconciliation of (loss)/profit for the period to Adjusted EBITDA

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
	$'m	$'m	$'m	$'m
(Loss)/profit for the period	(56)	12	(50)	237
Income tax (credit)/charge	(10)	(1)	(21)	19
Net finance expense/(income)	57	24	147	(80)
Depreciation and amortization	117	98	418	359
Exceptional operating items	40	26	106	90
Adjusted EBITDA	148	159	600	625

Reconciliation of Adjusted EBITDA to Adjusted operating cash flow and Adjusted free cash flow

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
	$'m	$'m	$'m	$'m
Adjusted EBITDA	148	159	600	625
Movement in working capital	392	243	270	(202)
Maintenance capital expenditure	(22)	(35)	(112)	(109)
Lease payments	(23)	(19)	(78)	(59)
Adjusted operating cash flow	495	348	680	255
Net interest paid	(78)	(68)	(174)	(123)
Settlement of foreign currency derivative financial instruments	(1)	(25)	(10)	41
Income tax paid	(8)	(6)	(14)	(35)
Adjusted free cash flow - pre Growth Investment capital expenditure	408	249	482	138
Growth investment capital expenditure	(52)	(147)	(266)	(486)
Adjusted free cash flow - post Growth Investment capital expenditure	356	102	216	(348)

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Related Footnotes

(1) For a reconciliation to the most comparable IFRS measures, see Page 10.

(2) Cash from operations for the three months ended December 31, 2023 is derived from the aggregate of Adjusted EBITDA as presented on Page 10 less working capital inflows of $392 million (2022: $243 million) and other exceptional cash outflows of $15 million (2022: $20 million). Cash from operations for the year ended December 31, 2023 is derived from the aggregate of Adjusted EBITDA as presented on Page 10, working capital inflows of $270 million (2022: outflows of $202 million) and other exceptional cash outflows of $56 million (2022: $101 million).

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